FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2025

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated December 2, 2025

Item 1

Banco Santander, S.A. (“Banco Santander” or the “Bank”), in compliance with the Securities Market legislation, hereby announces the following:

OTHER RELEVANT INFORMATION

Banco Santander announces that it has completed an accelerated placement (the “Placement”) of 3,576,626 ordinary shares of its subsidiary Santander Bank Polska S.A. (“Santander Bank Polska”), representing c. 3.5% of Santander Bank Polska’s existing share capital, at a price of PLN 482.0 per ordinary share.

Following the Placement and subsequent to the completion of the envisaged sale of approximately 49% of Santander Bank Polska to Erste Group Bank AG (“Erste”) announced on 5 May 2025 by Banco Santander, Banco Santander will hold approximately 9.7% of shares in Santander Bank Polska.

Banco Santander will remain committed to the Polish market through Santander Consumer and its planned strategic collaboration with Erste which aims to leverage each firm's respective strengths and footprint in Corporate & Investment Banking (CIB) while allowing Erste access to Santander’s payments platforms.

The Placement is aligned with Banco Santander’s strategic focus on proactive capital optimization to create shareholder value.

In relation to the Placement, the remaining shares in Santander Bank Polska still held by Banco Santander will be subject to a 90-day post-closing lock-up period, subject to customary exemptions. The lock-up also allows for the completion of the Erste transaction.

Settlement of the Placement is expected to occur on a T+2 basis on 4 December 2025, on usual settlement terms.

Banco Santander, S.A. (in its capacity as a manager and not as shareholder selling the shares), Santander Bank Polska S.A. – Santander Brokerage House (Santander Biuro Maklerskie), Bank Handlowy w Warszawie S.A. – Brokerage Office of Bank Handlowy, Citigroup Global Markets Europe AG, BofA Securities Europe SA and Goldman Sachs Bank Europe SE acted as Joint Global Coordinators and Joint Bookrunners for the Placement. Erste Group Bank AG and Erste Securities Polska S.A. acted as the co-managers.

Boadilla del Monte (Madrid), 2 December 2025

IMPORTANT INFORMATION

Forward-looking statements

Santander hereby warns that this document contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future”, “commitment”, “commit”, “focus”, “pledge” and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and non financial information.

While these forward-looking statements represent our judgement and future expectations concerning our business developments and results may differ materially from those anticipated, expected, projected or assumed in forward-looking statements.

In particular, forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees and may change, including, but not limited to (a) expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third-parties’ (including governments and other public actors) energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; (b) Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions, which may be affected by conflicting interests such as energy security; (c) changes in operations or investments under existing or future environmental laws and regulations; (d) changes in rules and regulations, regulatory requirements and internal policies, including those related to climate-related initiatives; (e) our own decisions and actions including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; (f) events that lead to damage to our reputation and brand; (g) exposure to operational losses, including as a result of cyberattacks, data breaches or other security incidents; and (h) the uncertainty over the scope of actions that may be required by us, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations.

In addition, the important factors described in this document and other risk factors, uncertainties or contingencies detailed in our most recent Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC, as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume.

Forward-looking statements are therefore aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this document, are informed by the knowledge, information and views available on such date and are subject to change without notice. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law. Santander does not accept any liability in connection with forward-looking statements except where such liability cannot be limited under overriding provisions of applicable law.

Not a securities offer

This material (and the information therein) does not contain or constitute or form part of any offer or invitation, or any solicitation or recommendation of an offer, for securities, and under no circumstances shall it form the basis of a decision on whether or not to invest in the securities of the Company. No action has been taken that would permit an offering of the securities or possession or distribution of this announcement in any jurisdiction where action for that purpose is required. None of the Joint Bookrunners and co-managers or any of their or their affiliates’ directors, officers, employees, advisers or agents accepts any responsibility or liability whatsoever for or makes any representation or warranty, express or implied, as to the truth, accuracy or completeness of the information in this announcement (or whether any information has been omitted from the announcement).

Past performance does not indicate future outcomes

Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this document should be taken as a profit and loss forecast.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	December 2, 2025	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance